SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                        Chief Consolidated Mining Company
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   168628 10 5
                                   -----------
                                 (CUSIP Number)

                                  May 18, 2000
                     ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 168628 10 5              13G                      Page 2 of 7 Pages
--------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William E. Simon

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                308,600
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON                    250,000
           WITH
                               7    SOLE DISPOSITIVE POWER

                                    308,600

                               8    SHARED DISPOSITIVE POWER

                                    250,000

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           558,600

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [X]


   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7%

   12    TYPE OF REPORTING PERSON

          IN
--------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 168628 10 5              13G                      Page 3 of 7 Pages
--------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Alham, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                250,000
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON                    0
           WITH
                               7    SOLE DISPOSITIVE POWER

                                    250,000

                               8    SHARED DISPOSITIVE POWER

                                    0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [X]


   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.1%

   12    TYPE OF REPORTING PERSON

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 168628 10 5              13G                      Page 4 of 7 Pages
--------------------------------------------------------------------------------
Item 1.
         (a)      Name of Issuer:  Chief Consolidated Mining Company

         (b)      Address of Issuer's Principal Executive Offices:

                  500 Fifth Avenue South, Suite 1021
                  New York, NY 10110

Item 2.
         (a)      Name of Person Filing:

                  (A) William E. Simon
                  (B) Alham, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                  (A) and (B) 310 South Street, Morristown, NJ 07962-1913

         (c)      Citizenship:

                  (A) United States
                  (B) Delaware

         (d)      Title of Class of Securities:

                  Common Stock, par value $.50 per share

         (e)      CUSIP Number:  168628 10 5

Item 3.
          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).
         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 80a-8).
         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
         (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-(b(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance (12 U.S.C 1813);
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 168628 10 5              13G                      Page 5 of 7 Pages
--------------------------------------------------------------------------------

Item 4.  Ownership.

         (a)   Amount Beneficially Owned:

               (A) Mr. Simon beneficially owns 558,600 shares, of which 308,600 shares are owned directly by Mr. Simon and 250,000 shares are owned by Alham, Inc. Mr. Simon has shared power to direct the vote and disposition of all shares held by Alham, Inc. by virtue of his ownership of 29% of the voting stock of Alham, Inc. Mr. Simon has a pecuniary interest in an additional 7,150 shares held in a trust of which he is an income and principal beneficiary. Mr. Simon disclaims beneficial ownership of these shares because he has no power to vote or dispose these shares.

               (B) Alham, Inc. beneficially owns 250,000 shares, all of which are held directly by Alham, Inc. Alham, Inc. disclaims beneficial ownership of shares owned directly by Mr. Simon, but is included as a reporting person because it may be considered a member of a group including itself and Mr. Simon due to the fact that Mr. Simon has shared power to direct the voting and disposition of shares owned by Alham, Inc.

          (b) Percent of Class: (A) 7%
                                (B) 3.1%

          (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       (A) 308,600
                       (B) 250,000

                (ii)   shared power to vote or to direct the vote:

                       (A) 250,000
                       (B) 0

               (iii)   sole power to dispose or to direct the disposition of:

                       (A) 308,600
                       (B) 250,000

                (iv)   shared power to dispose or to direct the disposition of:

                       (A) 250,000
                       (B) 0

CUSIP No. 168628 10 5              13G                      Page 6 of 7 Pages
--------------------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 168628 10 5              13G                      Page 7 of 7 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May  , 2000                    William E. Simon


                                      By: J. Peter Simon
                                         ------------------------------------
                                         J. Peter Simon, Attorney-in-Fact




                                      Alham, Inc.


                                      By:  /s/ Christine W. Jenkins
                                         ------------------------------------
                                         Christine W. Jenkins, Vice President